7/16

[redacted]

08003833

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Globex Mining Enterprises

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 18 2008
THOMSON REUTERS

FILE NO. 82- 04025 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 7/17/08

Ref.: File no. 82-4025

12-31-06
AR/S

GLOBEX

Mining Enterprises Inc.

Annual Report 2006

TABLE OF CONTENTS

MESSAGE TO SHAREHOLDERS

Well if I thought 2005 was "quite a year for Globex" then 2006 was more of the same but with some of our many plans coming to fruition.

Again high metal prices positively impacted Globex's share price as did our exposure in Germany and Switzerland. A strong interest in the mining sector translated into numerous property options, a corresponding increase in gross option revenue to $1,948,760, millions of dollars in exploration and development work on Globex properties, and several projects advancing toward production (Russian Kid, Fabie Bay).

2006 started with Globex, in joint venture with Queenston Mining Inc. resuming drilling on the Wood-Pandora Joint Venture property in Cadillac township, Quebec. Initial work focused on the D and Mudstone gold zones which were intersected in hole W05-09 returning 8.51 g/t Au over 28 m and 68.19 g/t Au over 1.5 m respectively. Follow up drilling intersected erratic gold values and the drill program was stopped in order to allow time to compile the new data and generate up to date sections and plans. During this period, it was decided to drill a weak electromagnetic anomaly indicated by an airborne geophysical survey flown exclusively for Globex and Queenston. Three short holes intersected gold bearing sulphide mineralization with the middle of the three returning 2.22 g/t Au over 7.3 m including 5.43 g/t Au over a 1.63 m section.

Based upon the mineralization intersected in the holes, it was decided to drill a deeper hole which obliquely intersected the gold sulphide zone returning a core length of 45.8 m (150.3 ft) grading 22.69 g/t Au (0.66 oz/T Au). Of particular note was the remarkably even distribution of gold values throughout the intersection. This exciting shallow drill intersection prompted a series of drill programs throughout the year. These drill programs produced further significant drill intersections as listed below.

Hole No.	Interval (m)	Estimated True Width (m)	Au (g/t)
W06-22	45.80	11.58	22.60
W06-25	9.91	7.75	4.98
W06-26	28.10	19.06	8.94
W06-27	11.00	7.46	10.47
W06-28	0.55	0.32	17.13
W06-29	11.08	9.19	8.46
W06-30	9.77	8.24	5.05
W06-31	2.00	1.53	3.44
W06-32	5.20	3.24	27.21
W06-35	8.00	5.64	7.51
	10.05	7.11	28.55
W06-36	1.00	0.63	18.17
	1.00	0.64	19.10
W06-38	3.25	2.50	7.92
W06-39	5.20	3.52	5.64
W06-40	2.00	1.35	12.36
W06-43	7.95	5.35	11.16
W06-44	4.45	3.07	6.52
	2.65	1.83	9.37
W06-45	1.10	0.74	26.78
W06-47	2.75	1.34	13.24

By year end, a small gold deposit (the Ironwood Zone) had been outlined. More work is planned on this zone as well as on the rest of the Wood-Pandora property including, in particular, the Central Cadillac Gold mine property to the west.

In the latter half of the year, Globex acquired several properties to the west in Bousquet township in addition to one previously acquired in La Pause township. These properties are located northwest and southeast of the large Doyon Gold Mine in prospective geological packages which may include geological environments similar to that of the Ironwood Zone. An airborne geophysical survey was undertaken on these claims in January 2007. Based upon the results of this survey, follow-up work may be planned.

In 2005, Rocmec Mining Inc. (formerly Mirabel Resources Inc.) optioned Globex's Russian Kid gold deposit in Dasserat township, Quebec. In 2006, Rocmec completed cash and share payments to Globex totalling $710,000 and 1,750,000 shares. Progress on the property includes dewatering, sampling, diamond drilling and bulk sampling. In the final quarter of 2006, Rocmec started test mining and to date have sent two bulk samples for milling. Globex has, as of February 2007, received 22.3 ounces of gold from initial underground sampling under Rocmec's 5% royalty obligation to Globex. It is hoped that Rocmec can reach commercial production at the Russian Kid property in 2007 providing Globex with a steady revenue stream in the form of gold. Exploration drilling by Rocmec also intersected what may be a new gold zone (the Boucher Zone) near the mine workings. The initial drill hole returned two intersections:

- 12.1 g/t Au over 4.2 m and 3.77 g/t Au over 3.9 m.

Further drilling will determine the significance of these intersections.

In March 2006, Globex optioned its Fabie Bay and Magusi River massive sulphide, gold silver, zinc, copper deposits to First Metals Inc. Under the agreement First Metal has paid Globex $750,000 to date. Globex is to receive a further cash payment of $250,000 at commercial production as well as 10% of the issued capital of First Metals. A 2% Net Metal Royalty on production will also be paid as well as 10% of the Net Profits after First Metals recoups $10 million of its capital costs. Metallurgical test work on three drill holes were received in September from Globex's optioned Fabie Bay property. Results were reported as follows:

- FMI-06-1 1.5% Cu over 11.6 m
- FMI-06-2 2.8% Cu over 11.0 m
- FMI-06-3 2.9% Cu over 28.8 m

This data was incorporated in First Metals' resource calculation. Shortly thereafter, First Metals received permission to extract an initial 50,000 tonne bulk sample.

First Metals moved quickly to advance the Fabie Bay copper-silver deposit to production. By year-end, permitting had been completed and construction of a 37km power line started. Infrastructure such as offices, bridges, road improvements, a settling pond, etc. were in progress or completed and pumping out of the open pit and ramp was underway. It is expected that the open pit and ramp will be pumped out and ore shipped before the end of the first quarter of 2007.

In March 2006, Globex signed a Binding Letter of Agreement with Silver Capital AGi.G, a Germany-based company, regarding Globex's zinc, copper, silver, gold Suffield Mine property in Ascot township, Quebec. Under this agreement, Globex has received €65,000 (approximately CAD$100,000) and is to receive 400,000 shares of Silver Capital. Globex also maintains a 3% Net Metal Royalty on production from the property. Silver Capital intends to initiate work on the property in the second half of 2007. Later in the year, Globex acquired 100% interest by staking in the nearby Moulton Hill massive sulphide (Zn, Cu, Ag, Au) deposit.

In April, Globex undertook a drill program on our recently acquired Raven River gold zone in the Larder Lake area of Ontario. The drilling intersected wide zones of intense alteration and allowed us to redefine the geological context of the gold zone. Further work is warranted and planned.

Also in April, Globex signed a Binding Letter of Intent with Diadem Resources Ltd. whereby Diadem can earn the 50% interest in Globex's 50% owned Duquesne West gold property by acquiring the 50% not owned by Globex in exchange, in part, for $6 million in exploration.

After Diadem has spent $6 million on the property, it has the right to earn an additional 7.5% interest in the property from Globex leaving Globex with a 42.5% carried interest by paying Globex $250,000 and a number of shares equal to 5% of the issued and outstanding shares of Diadem. In addition, Diadem must provide Globex with a bankable feasibility study. To date Diadem has spent over $1 million, principally on drilling. Drill results announced to date include the following:

- 4.20 g/t Au over 10.3 m including 7.55 g/t Au over 3.5 m
- 15.8 g/t Au over 1.0 m
- 16.6 g/t Au over 1.0 m
- 4.10 g/t Au over 19.5 m including 8.9 g/t Au over 6 m

Diadem drilling has significantly extended the Liz gold zone to depth. Additional drilling was initiated in January 2007 on both the Liz Zone and several other target areas.

In May, Globex optioned its Nordeau East and West gold properties to Plato Gold Corporation. Under the agreement, Plato must pay Globex $500,000, issue Globex one million Plato shares and perform $6 million in exploration as well as complete a positive bankable feasibility in order to earn 100% interest in the property. Globex retains a 2% Net Metal Royalty as well as a 10% Net Profit Interest on mineral production from the property. Plato has paid Globex $200,000 and one million shares to date. They began an extensive drill program in 2006 which continued into 2007. Initial drill results on the West Nordeau gold zone returned intersections of up to 7.85 g/t Au over 10 m. In January 2007, the drill moved onto the larger Nordeau East claim block.

May saw Globex option 75% interest in its Hunters Point uranium-gold property to Noront Resources Ltd. for $200,000, 1.1 million Noront shares and $2.5 million in exploration. Noront can earn a further 25% interest for $500,000 and an additional 500,000 Noront shares. In 2006 Globex received $45,000 and 450,000 Noront shares of which we have sold 200,000, adding $149,704 to our working capital. Globex maintains a 2% Gross Metal Royalty over a 25km area of interest around the initial properties. To date Noront has flown an electromagnetic, magnetic and radiometric survey over the property area and has expanded the area of the property over 1000%. Ground follow-up work is slated to begin next summer on the uranium anomalies indicated by the survey.

July saw Globex optioning the Grand Calumet uranium-fluorite zone to Hawk Precious Minerals Inc. Hawk may earn 70% interest in the project by paying Globex $205,000, issuing 1.7 million shares to Globex and performing $2.5 million of exploration work. Globex retains 30% interest in the project as well as a 3% Gross Metal Royalty, 1% of which can be acquired by Hawk for $1 million. Hawk has compiled the existing data and has covered the property with an airborne radiometric survey. Ground work is slated for the summer of 2007 to follow-up on anomalies indicated by the survey.

In October, Globex reached an agreement with Queenston whereby Globex would acquire a 50% interest in 9 claims adjoining the Wood-Pandora joint venture claim block by the performance of $50,000 in exploration. Line cutting, geophysics and two drill holes have been completed to date. The claims are now included under the Wood-Pandora Joint Venture.

In the Chibougamau area, Globex acquired by staking 10 claims contiguous to our Bateman Bay copper-gold deposit. The new claims cover the "C Zone", which has a historical, non 43-101 resource of 183,000 tons grading 1.65% copper and 0.05 oz/T gold. In January 2007, Globex flew a combined Aeroquest electromagnetic and magnetic survey over the Bateman Bay land package as well as our Grandroy copper-gold mine property and all the land in between.

In late October, Globex initiated a drill program on its Gayhurst molybdenite property. Difficulties with the drill and the drill company caused 2 holes to be abandoned without adequately testing the zone; One hole was abandoned prior to intersecting the zone. Only one hole adequately tested one section of the molybdenite zone.

November was notable for amongst other things, the acquisition of a 1% Gross Metal Royalty on the Getty zinc-lead deposit in Nova Scotia. The Getty deposit is the western extension of the adjacent Scotia Mine being developed by Acadian Gold. In addition to the historical, non 43-101 resource, the property has, quoting Acadian Gold, "potential for additional discoveries".

During November, First Metals Inc. received the permits necessary to dewater the ramp and pit at Fabie Bay and emplace infrastructure in advance of mining. Rocmec signed a milling agreement with Richmont to treat Russian Kid gold ore at Richmont's Camflo mill. In December 2006, Globex received, the first royalty paid in gold from ore treated at Richmont's facility.

Also in November, Globex optioned its recently acquired Rousseau township gold property to Consolidated Big Valley Resources (now Gold Bullion Development Corp.) for $65,000, 100,000 shares, a 6% Net Metal Royalty and a minimum $30,000 per year Net Metal Royalty applicable after 18 months. This newly acquired project includes a 428 m ramp and 188 m of crosscuts on the "Principal Vein". The Principal Vein has a reported historical, non 43-101 resource of 39,600 tonnes grading 13.71 g/t (0.34 oz/T) Au. Gold Bullion has applied for a permit to dewater the ramp and intends to bulk sample the Principal Vein at the earliest opportunity. The property has significant exploration potential.

December saw Globex's partner, Rocmec, pour its first dore bar (gold-silver) which weighed 617 oz of which 5% was paid to Globex. Rocmec paid all mining, milling, refining, transport and other costs.

On the financial front in 2006, Globex generated gross revenue from property options of $1,948,760 (2005 - $753,875) and other revenue of $331,284 (2005 - $106,115) from interest, contract management, etc. In addition, two flow-through financings were completed which netted Globex $1,704,700. These financings were done at 10% over the share market price. Most of the money will be spent on exploration in Quebec and thus Globex will apply for the 43% cash rebates available under Quebec's progressive exploration incentive programs. The total new monies from all sources in 2006 were $4,220,175.

In 2006, the total asset value of the Company doubled to $8,139,230 from $3,811,691 in 2005 which was itself a doubling of the 2004 value of $1,846,967. This was despite the fact that Canadian generally accepted accounting principles require the Company to value exploration properties at $0 where no major work has been undertaken in the past 3 years, **even if the properties have resources or excellent exploration or development potential.**

During the year, Globex also acquired a number of exploration projects and dropped a few that initial work showed did not hold the potential we had hoped. We engaged in numerous discussions of joint ventures or options some of which have been discussed above and some of which have yet to be completed. Others have been announced following year end. The most important deal made public shortly after year end was our acquisition of a Net Metal Royalty in a series of zinc deposits in the State of Tennessee, U.S.A. It is hoped that production will be initiated from these deposits toward the end of 2007 and provide Globex with significant cash flow in 2008.

So what can we hope for in 2007? Well, more of the same but augmented by cash flow from royalties. We will continue to explore on a number of our properties. We will negotiate options which will necessitate significant expenditures and revenues with no share dilution to Globex. We will, subject to the efforts of our option partners and metal prices reap the benefits of their efforts in the form of royalty revenue from mineral production (Fabie Bay, Russian Kid, Rousseau).

These and other Globex properties under option may also show increased tonnages on the known zones as well as possible new discoveries as the result of exploration programs. We will continue to acquire assets we judge to have significant exploration or production potential. We will do this while keeping an eye on the bottom line, increasing asset value and limiting shareholder dilution so that each shareholder can realize the maximum benefit possible from our effort.

Lastly, we will continue to explore in order to add value through the discovery of new mineral resources.

Again this year, I would like to thank the Globex team, who have worked so diligently to move Globex forward on all fronts. In particular, I would like to express our appreciation to our European shareholders who through their interest have, among other things, made the Globex staff feel that their efforts are greatly appreciated.

(Signed)
Jack Stoch
President and Chief Executive Officer

DATED at Rouyn-Noranda, Quebec
March 15, 2007

MANAGEMENT DISCUSSION AND ANALYSIS

Overview

Globex is a Canadian mining exploration company with a large portfolio of early to mid-stage exploration and development properties. Several of the properties are being actively explored by Globex or its option or joint venture partners. The Company seeks to create shareholder value by acquiring properties, enhancing and developing them for optioning, joint venturing or vending them, with the ultimate aim of production. Optioning exploration properties is one of the strategies Globex employs to manage its extensive mineral property portfolio as well as to conserve cash. This model allows Globex to acquire hard cash while ensuring its properties are being explored and still retaining an interest in any future production. The term option as related to Globex property deals should be understood as follows: in exchange for annual cash and/or share payments and an annual monetary work commitment on the property, Globex grants the Optionee the right to acquire an interest in the property being optioned. An agreement typically has a multiple year term with escalating annual payments and exploration work commitments. All conditions of the agreement must be met before any interest in the property accrues to the Optionee. Generally, the option contract automatically terminates if any single payment or annual work commitment is not met. Assuming all conditions of the option agreement are satisfied, Globex would retain a Net Smelter Royalty (NSR), Net Diamond Royalty (NDR), Net Metal Royalty (NMR), Gross Metal Royalty (GMR), Gross Overriding Royalty (GOR) or other carried interest in the property. Outright property sales also include some form of royalty interest payable when projects achieve commercial production.

Globex Mining Enterprises Inc. trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the Pink Sheets, USA.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all monetary values are expressed in Canadian dollars unless otherwise expressly stated.

Selected Annual Information
Canadian dollars

	2006	2005	2004
Total revenues	$ 2,105,570	$ 832,091	$ 717,890
Net profit (loss)	662,077	(236,869)	(353,421)
Net profit (loss) per share – basic and diluted	0.04	(0.02)	(0.03)
Total assets	$ 8,139,230	$ 3,811,691	$ 1,846,967

(i) The Company has no long term financial liabilities.
(ii) Dividends payments are not foreseen in the near future due to the early development stage of the Company and its ability to make sustained cash payouts.

Summary of Quarterly Results
Canadian dollars

2006	1st	2nd	3rd	4th
Total revenues	$ 288,218	$ 405,629	$ 833,390	$ 578,333
Net profit (loss)	26,794	197,728	(287,383)	724,968
Net profit (loss) per share - basic and diluted	-	0.01	(0.02)	0.04
2005	**1st**	**2nd**	**3rd**	**4th**
Total revenues	$ 270,662	$ 234,235	$ (4,288)	$ 331,482
Net profit (loss)	95,735	(28,867)	(158,266)	(145,471)
Net profit (loss) per share - basic and diluted	0.01	-	(0.01)	(0.01)

Results of Operations

Higher metal prices fuelled by strong worldwide demand sparked a renewed interest in mining exploration. The resulting shortage of quality exploration projects improved 2006 option revenue for the Company. Exploration spending on the Company's core properties translated into increased total assets.

Partial sales of mineral properties are accounted for by applying the proceeds from such sales to the asset carrying costs of the property and reducing these costs to nil prior to recognizing any gains. Shares received under option agreements are valued at the closing price on the contract date and may be discounted to reflect managements' view of the fair value of the shares received. The discount rate approved by management for the years 2004 - 2006 inclusive was 25%.

To December 31, 2006, Globex reported a net profit of $662,077 compared to a net loss of $(236,869) for the same period 2005. Revenue was $2,105,570 (2005 - $832,091), with 84% or $1,774,286, resulting from property options. Gross option revenue before write off of property related acquisition and exploration costs was $1,948,760 (2005 - $753,875). The Rocmec Mining Inc. option of the *Russian Kid* property in Dasserat township continued with option revenue of $500,000 to

December 31, 2006 compared to nil in 2005. A Net Metal Royalty of 5% on all metals generated in the production of the first 25,000 gold ounces and 3% on all metals produced thereafter is due from Rocmec on all production from the Russian Kid mine. Metal royalty income from the Russian Kid mine, which commenced bulk sampling in the 3rd quarter 2006, was $3,775. Silver Capital AGi.G optioned the *Suffield Mine* property in Ascot Twp, for $96,635 (65,000 Euros). The final option payment of 400,000 Silver Capital AG shares is expected in 2nd Quarter 2007 with any production from the property subject to a 3% NMR. The First Metals Inc. option of the Hebecourt township *Fabie Bay and Magusi River* deposits contributed $587,980 to net option income to date. To continue this option, First Metals Inc. must as of the date of commercial production, provide, for no additional consideration, 10% of First Metals' outstanding shares; pay $250,000 within 30 days of commercial production being reached; production is subject to a 2% net metal return as well as a 10% net profits return payable after the recoup of $10.0 million in capital costs by First Metals Inc. The Noront Resources Ltd. option of the Atwater township *Hunters Point* property et al provided net revenue of $175,885. To earn a 75% interest in the Atwater property, Noront must, over a 3½ year period, pay Globex $200,000, 1.1 million shares and perform $2.5 million in exploration work; the final 25% can be earned by paying the Company $0.5 million and 0.5 million Noront shares. Production is subject to a 2% gross metal royalty which extends for a 25 km area of interest beyond the existing boundaries. Hawk Precious Minerals Inc.'s option of the *Grand Calumet* property contributed $54,301 to net option income; in order to earn the 70% interest in the property, Hawk must pay $205,000, issue 1.7 million Hawk shares and perform $2.5 million in exploration work within a 3½ year period. In addition to the 30% retained interest in the property, the Company will maintain a 3% gross metal royalty, 1% of which can be purchased by Hawk at anytime for $1 million. A five kilometre area of influence around the property has been instituted under which any property acquired by either party will fall under this agreement including the Gross Metal Royalty clause. Plato Gold Corp.'s option of the Vauquelin township, *Nordeau East and West* gold deposits contributed $312,284 to option revenue; to earn 100% interest in the property, Plato must pay an additional $300,000 and spend $6 million in exploration work with a bankable feasibility study due by December 31st, 2009. Globex will retain a 2% net metal royalty on all mineral production, plus 10% net profit interest after Plato has recouped $5 million in direct capital cost. Consolidated Big Valley Resources Inc. optioned the *Rousseau Twp* property for $65,000, 6% NMR, a $30,000 annual advance cash royalty starting May 24, 2008 and 100,000 shares. This option contributed $30,000 to option income in 2006. Acadian Gold Corporation delivered 25,000 shares, valued at $17,750, and agreed to pay a 1% GMR on the *Getty zinc* property in Halifax township, Nova Scotia, in exchange for Globex's promise to refrain from competing to acquire the Getty zinc property. All other revenue, $331,284 is in the normal course of business reflecting improved stock prices, increased cash balances and exploration management fees.

Expenses to December 31, 2006 were $1,972,291 (2005 - $1,163,168). Costs were higher than in 2005 due mainly to: stock-based compensation of $1,250,708 (2005 - $373,311) as described in the following paragraph. Increased travel and convention attendance costs reflect the Company's successful expansion to the European stock market, with many of our shareholders located in Germany and Switzerland. The introduction and implementation of more stringent regulations have caused the Company to seek outside expertise and thus increased legal and audit fees. The Company added staff, increased office rental space by 100% and has added appropriate equipment, furniture, hardware, and software.

Stock-based Compensation

Recognition of contribution to the success of the Company through stock-based compensation conserves cash and acts as an incentive for employees and service providers to maintain their high level of participation. In 2006, the Company granted 485,000 stock options which it valued using the Black-Scholes option pricing model. Assumptions utilized include risk free interest rates of between 3.82 and 4.13%, expected dividend yield of 0% and those summarized in the following table.

	Number of Options Granted	Weighted Average Strike Price	Expected Life in Years	Expected Volatility	Fair Value $
Service providers	310,000	$ 5.16	2	83.78%	679,666
Directors	150,000	$ 4.45	5	99.08%	505,301
Employee	25,000	$ 3.15	3	78.57%	42,081
Total	485,000				1,227,048

The Company also granted a one year extension to an option originally granted to a service provider on November 17, 2005, recognizing an additional fair value of $23,660 in the Company accounts. All service providers granted options are at arm's length to the Company. The Black-Scholes option pricing model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

Exploration Activities and Mining Properties

The Company, to the best of its ability, conducts exploration activities in compliance with "Exploration Best Practices Guidelines" established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards with exploration programs planned and managed by "Qualified Persons" who ensure that QA/QC practices are consistent with National Instrument 43-101 standards. On all projects, diamond drill core is chosen to be sampled by a Qualified Person and is split in half with one-half of the core analyzed, in the case of gold, by standard fire assay with atomic absorption or gravimetric finish at an independent, registered commercial assay laboratory. The second-half of the drill core is retained for future reference. Other elements are determined in an industry acceptable manner, for either geochemical trace signatures or metal ore grades.

Total ***Wood-Pandora*** exploration spending in 2006 of $498,537 (2005 - $212,325) includes only the Company's share of the amount spent on the ***joint venture*** as venture expenses are accounted for on a proportional basis. Nine additional claims were added to the joint venture package in 2006 and the Central Cadillac claims in 2005.

The *Wood-Pandora*, a 50/50 gold-exploration joint venture program, which commenced in 2004 with Globex as operator, has a historical cost of $2,020,162. In 2006, the JV drilled 8,313 meters (2005 - 1033 meters) as drilling phases 3 through 6 were completed. During 2006, diamond drilling concentrated on testing and outlining a new zone of iron formation hosted, gold mineralization, located approximately 0.5 kilometre north of the historic Wood Mine workings. Delineation of this mineralization is expected to continue in spring 2007 with estimated expenditures of $400,000. Final payment for acquisition of the Wood property, $60,000 and 210,000 Globex shares, is due May 1, 2007 with a 60,000 share payment due on production decision. The property is then subject to a 2% NSR on production, 1% of which can be purchased for $750,000. The historic mineral resource quoted on the *Wood-Pandora* property was reported prior to National Instrument 43-101 and because it does not conform to modern standards, should not be relied upon.

With the completion of a National Instrument 43-101 reserve calculation by Micon International Limited on the ***Fabie Bay and Magusi River deposits***, Globex signed an agreement for the option of the Fabie Bay and Magusi River deposit to First Metals Inc. in April 2006. Exploration spending on the Fabie Bay and Magusi River deposits in 2006 was $44,223. First Metals Inc. is expected to be in production at the Fabie Bay deposit by early 2007. Refer to "Outlook" near the end of this document for additional discussion.

Drilling was undertaken on the ***Raven River property*** in Hearst township, Ontario. Zones of intense alteration were intersected with anomalous gold values by the four (4) drill holes (909 metres) completed at a cost of $81,871 in the area of the old workings with follow up work intended.

Insight Geophysics Inc. completed deep penetration geophysics on the Dufresnoy township ***Vauze property*** locating deep anomalies. One anomaly was drilled for 381 metres, intersecting some copper mineralization, with a total 2006 cost of $13,098.

Globex spent $16,612 prospecting the ***Salt property*** in Rale twp which it acquired in 2006 for $15,000 and a 1.5%NSR, 1% of which may be purchased for $500,000 at anytime. An airborne geophysical survey conducted in early 2007, included this property.

Prospecting was undertaken at the **Tonnancour property** at a cost of $19,093 as initial follow-up of an airborne electromagnetic and magnetic survey completed in 2005.

Four drill holes were undertaken at a cost of $107,509 on the **Gayhurst molybdenite property.** Due to unsatisfactory work by the drill company, including sub-standard equipment, only one drill hole adequately tested the known zone.

On the **Lyndhurst property** in Destor-Poularies townships, $12,089 was spent on performing an Induced Polarization survey.

An airborne geophysical survey flown in early 2007 at an approximate cost of $140,000 covered nine (9) of Globex's properties in the Chibougamau, Senneterre and Cadillac areas.

The Company believes that the carrying cost or book value of mining and exploration properties owned by the Company may not fairly represent its assets for any one of the following reasons: i) Many of the Company's mineral properties were acquired over a 25-year period at nominal costs when commodity prices, and thus property values, were much lower than today; ii) An exploration property, previously optioned, may have been reduced to zero costs as a result of option payments received. If an option contract is not taken to completion, the property remains a physical asset of the Company, for example the Mooseland property in Halifax County; and iii) If no significant work has been done on a mineral property in the past 3 years, it is written off. The property continues to be held by the Company and may have value as a result of mineral deposits thereon and untested exploration targets.

Disclosure Controls and Procedures
Management is responsible for the information disclosed in this document and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. The involvement of Jack Stoch, President, Dianne Stoch, Secretary-Treasurer and Debra Turpin,.Controller, in the design and operation of disclosure controls and procedures was effective at and for the year ending December 31, 2006 and provides reasonable assurance that all material information relating to the Company is disclosed.

Related Party Transactions
In 2006, the Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of Related Party Transactions including all remuneration paid out for services provided follows:

	2006	2005
Compensation - Jack Stoch, President and CEO	$ 90,000	$ 85,000
Compensation - Dianne Stoch, Secretary-Treasurer and CFO	72,000	66,000
Rent - office, core shack and core storage and equipment	25,925	16,900
Cadillac - Wood Gold Mine property option (35%)	334,040	43,680
	$ 521,965	$ 211,580

$14,000 and 63,000 Globex shares, valued at $320,040, were paid as partial consideration for acquisition of the Wood gold property in Cadillac township. Shares were valued at the TSX close price on the day immediately preceding the contractual payment date. At December 31, 2006, accounts payable was Nil (2005 - $10,225). Accounts receivable was $24 (2005 - Nil). These transactions are in the normal course of operations and are measured at the exchange value, that is, the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value and do not include any mark-up. Rental fees are at or below the cost of equivalent premises or equipment.

Changes in Accounting Policy and Stock-Based Compensation
On January 1, 2004, the Company adopted, retroactively, without restatement of prior periods, the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Section 3870, "Stock-based Compensation and Other Stock-based Payments". These standards define a fair value-based method of accounting and establish that compensation costs be measured at the grant date based on the fair value of the options and recognized over the related service period. These amendments require that the fair value-based method be applied to options granted to employees, which previously had not been accounted for at fair value. Before 2004, the Company did not adopt the fair value method of accounting for its options granted to employees and provided in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied.

Capital Stock
At March 15, 2007, 16,470,950 common shares of the Company were outstanding. 2,625,500 options granted to Directors, employees and service providers under the Company's plans may be converted on exercise to voting, common shares, resulting in a possible maximum issue of 19,096,450 common shares.

Liquidity and Working Capital
Because of the size and structure of the Company and the volatile nature of the mining exploration business, Globex is conservative about its planned activities. Although we can reasonably anticipate approximately $500,000 in option revenue in 2007, looking beyond that is difficult. Option contracts taken to term can appear extremely lucrative. However, if the optionee gets negative first year exploration results, the property may be returned after only one payment. These same poor results may mean share payments received by the Company lose value. If the main target on that particular property was drilled, it may not be re-optioned. Further, when considering royalty payments from producing properties, discussed in greater detail under "Outlook" near the end of this document, it must be remembered that other influences, such as operator efficiencies and metal prices are at play.

Although with current market conditions significant flow-through financing is available, the Company would only access this capital source for specific projects. The Company has sufficient flow-through funds on hand, $1,374,571, for its current exploration needs.

The Company projects approximately $40,000 will be needed in 2007 to maintain its current properties in good standing. Properties under option are maintained by the optionee.

At December 31, 2006, Globex had cash and cash equivalents of $330,213 compared to $706,367 at December 31, 2005. At the end of 2006, cash restricted for flow-through expenditures was $1,374,571 while cash held in trust at December 31, 2005 for that purpose was $303,700. With working capital of $5,349,089 (December 31, 2005 - $2,606,813), management believes the cash position is adequate to meet current needs. Shares issuances generated net cash of $1,948,215. Marketable securities, carried at the lower of cost or market are $3,010,104 (2005 - $1,397,271) and include flexible CIBC GIC's maturing in 2007, $1,374,571 of which are restricted for flow-through spending. The net increase in accounts receivable of $324,250 over year end 2005 reflects the JV exploration campaigns and increased property activity by optionees. Total current liabilities at December 31, 2006, were $178,255 compared to $121,614 on December 31, 2005. Globex does not have any long-term debt or off-balance sheet arrangements. Commitments consist of: i) the final Wood Gold Mine purchase payment of $60,000 and 210,000 common shares of the Company and ii) $86,740 for a contracted airborne geophysical survey, to be completed in 2007.

In 2006 as part of a group, Globex spent $12,000 in general exploration on a zinc property in Tennessee. As compensation for that expenditure Globex received 600,000 common shares of Strategic Resource Acquisition Corporation ("SRA") and a consulting fee consisting of a royalty on the Tennessee property. Globex retains a 1.4% Gross Overriding Royalty on all zinc production at an LME zinc price of, at or over US$1.10 or 1% on all zinc production between US$0.90 and US$1.09. In addition, Globex invested $120,000 to purchase 60,000 SRA warrants, convertible at no additional cost to common shares of SRA. SRA is in the process of acquiring significant zinc assets in Tennessee, USA with the initial public offering expected to close in early 2007.

Financial Instruments

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, marketable securities, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature.

Risks

Risks beyond the control of the Company come from multiple sources.

- *Metal Prices:* World-wide supply and demand for metals determines metal prices. Higher metal prices spur exploration activity and thus drive up the terms at which Globex can option its properties. The ability of the Company to market and/or develop its properties and the future profitability of the Company are directly related to the market price of metals.
- *Option Revenue:* Option contracts taken to term can appear extremely lucrative. However, if exploration results are poor in year 1, the property may be returned after only a single payment. These negative results may further, mean share payments received by the Company lose value. If the main target of a particular property is drilled, the property may cease to have exploration potential and thus the ability to generate future option revenue.
- *Government Legislation and Taxation:* Flow-through financing, combined with provincial tax credits for exploring in Quebec, are principal sources for financing Globex's exploration programs. Any material changes in these programs could adversely affect the Company's operations.
- *Finding and Developing Economic Reserves:* The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.
- *Other risks the Company faces are*: renegotiation of contracts, currency exchange fluctuations, permitting, staff recruitment and retention, reserves estimation, environmental factors and various other regulatory risks.

Forward-looking Statements

Certain statements in this document are forward-looking and prospective. Such statements reflect management's expectations regarding future growth, performance, business prospects and opportunities. Wherever possible, words such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. A number of factors could cause our actual results, performance or achievements in future periods to differ materially from the results discussed or implied in the forward-looking statements. Although the forward-looking statements contained in this analysis are based upon what management believes to be reasonable assumptions, we can provide no assurance that actual results will be consistent with these forward-looking statements. The forward-looking statements contained herein are made as of the date hereof and the Company disclaims any intention, and assumes no obligation, to update or revise these forward-looking statements to reflect new events or circumstances.

Outlook

Globex has no mines in production. However, bulk sampling commenced in late 2006 at the Russian Kid mine (Rocmec Mining Inc.). A Net Metal Royalty of 5% on all metals generated in the production of the first 25,000 gold ounces and 3% on all metals produced thereafter is due from Rocmec on all production from the Russian Kid mine. First Metals Inc., optionee of the Fabie Bay-Magusi River property in Hebecourt township, is expected to be in production by the 2nd quarter of 2007. First Metals Inc. must as of the date of commercial production, provide, for no additional consideration, 10% of First Metals' outstanding shares and pay $250,000 within 30 days of commercial production being reached; production is subject to a 2% net metal return as well as a 10% net profits return payable after the recoup of $10.0 million in capital costs by First Metals Inc. These producing mines will provide the Company with royalties to compliment its hard cash needs. Option payments due in 2007 will provide operating cash while flow-through monies raised in 2006 will fund Globex's 2007 exploration activities. One of our principal exploration focuses continues to be the Wood-Pandora joint venture project in Cadillac township. In addition, the Company continues to actively seek optionees for its numerous and multi-stage exploration properties.

Additional Information

This analysis should be read in conjunction with the most recent financial statements. Financial information about the Company is contained in its comparative financial statements for the fiscal years ended December 31, 2006 and 2005 and additional information about the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com.

If you would like to obtain, at no cost to you, a copy of the 2006 and/or 2005 Management's Discussion and Analysis, please send your request to:

Globex Mining Enterprises Inc.
146 - 14th Street, Rouyn-Noranda, Quebec J9X 2J3

Telephone: (819) 797-5242
Telecopier: (819) 797-1470
email: dstoch@globexmining.com

Authorization

The contents and the mailing of this Management's Discussion and Analysis have been approved by the Board of Directors of the Company.

(Signed)
Jack Stoch
President and Chief Executive Officer

DATED at Rouyn-Noranda, Quebec
March 15, 2007

RESPONSIBILITIES FOR FINANCIAL STATEMENTS

The management of the Company is responsible for the preparation of the consolidated financial statements and the financial information contained in the Annual Report. The accompanying consolidated financial statements of Globex Mining Enterprises Inc. have been prepared by management and approved by the Board of Directors of the Company. Financial information contained elsewhere in this report is consistent with the consolidated financial statements.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and where appropriate reflect management's best estimates and judgments based on currently available information.

Globex maintains adequate accounting systems and administrative controls to produce reliable financial statements and provide reasonable assurance that assets are properly safeguarded.

McCarney Greenwood LLP, Chartered Accountants, have been appointed by the shareholders to conduct an independent audit of the Company's financial statements. Their report outlines the nature of their audit and expresses their opinion of the financial statements of the Company.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed solely of independent directors. The Audit Committee is also responsible for making recommendations with respect to the appointment, the remuneration and the terms of engagement of the Company's auditors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy it self that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, management's discussion and analysis, the external auditor's report, and examines the fees and expenses for audit services, and considers the engagement of reappointment of the external auditors. McCarney Greenwood LLP, the external auditors, have full and free access to the Audit Committee. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the financial statements for issuance to shareholders.

(Signed)
Jack Stoch
President and Chief Executive Officer

(Signed)
Dianne Stoch
Secretary-Treasurer and Chief Financial Officer

AUDITORS' REPORT

We have audited the consolidated balance sheets of Globex Mining Enterprises Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations, contributed surplus and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005, and the results of its operations and cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

February 9, 2007
Toronto, Canada

McCarney Greenwood LLP
Chartered Accountants
Licensed Public Accountants

CONSOLIDATED BALANCE SHEETS

GLOBEX MINING ENTERPRISES INC.
Incorporated under the laws of Quebec

As at December 31

	In Dollars	
	2006	**2005**
ASSETS		
Current		
Cash and cash equivalents	330,213	706,367
Cash restricted for flow-through expenditures *(note 7)*	1,374,571	-
Cash held in trust *(note 11)*	-	323,200
Marketable securities - at lower of cost and market (Market value $3,214,290; 2005 - $1,694,645)	3,010,104	1,397,271
Accounts receivable	397,170	72,920
Quebec refundable tax credit and mining duties refunds	364,001	218,562
Prepaid expenses	51,287	10,107
	5,527,346	2,728,427
Reclamation bonds *(note 8)*	122,690	119,937
Investments *(note 10)*	132,000	-
Equipment *(note 9)*	81,231	31,009
Mineral properties and deferred exploration expenses *(note 18)*	2,275,963	932,318
	8,139,230	3,811,691
LIABILITIES		
Current		
Accounts payable and accrued liabilities	178,255	121,614
SHAREHOLDERS' EQUITY		
Share capital		
Authorized: Unlimited common shares with no par value		
Issued and fully paid: 16,459,550 common shares (2005 - 15,287,640 common shares) *(note 11)*	38,983,570	36,466,678
Share purchase warrants *(note 11)*	11,461	6,205
Contributed surplus	1,902,449	691,491
Deficit	(32,936,505)	(33,474,297)
	7,960,975	3,690,077
	8,139,230	3,811,691

See accompanying notes

On behalf of the Board:

(Signed)
Jack Stoch, Director

(Signed)
Dianne Stoch, Director

CONSOLIDATED STATEMENTS OF OPERATIONS, CONTRIBUTED SURPLUS AND DEFICIT

GLOBEX MINING ENTERPRISES INC.

Years ended December 31

	In Dollars	
	2006	**2005**
CONSOLIDATED OPERATIONS		
Revenues		
Option income *(note 18)*	1,774,286	725,976
Metal royalty income	3,775	-
Gain on sale of marketable securities	168,668	64,313
Interest income	95,491	9,720
Other	63,350	32,082
	2,105,570	832,091
Expenses		
Amortization	29,734	13,192
(Gain) Loss on foreign exchange translation	(2,390)	4,888
Administration costs	372,215	250,747
Professional fees and outside services	266,984	212,769
Stock-based compensation *(note 11)*	1,250,708	373,311
Write down of mineral properties and deferred exploration expense	55,040	149,908
Write down marketable securities	-	158,353
	1,972,291	1,163,168
Profit (Loss) before income taxes	133,279	(331,077)
Income taxes	-	-
Future income tax recoverable *(note 17)*	(528,798)	(94,208)
Net Profit (Loss)	662,077	(236,869)
Net Profit (Loss) per common share *(note 12)*		
Basic and fully diluted	0.04	(0.02)
CONSOLIDATED CONTRIBUTED SURPLUS		
Balance, beginning of year, restated	691,491	459,700
Current year stock-based compensation costs *(note 11)*	1,250,708	415,911
Fair value of stock options exercised *(note 11)*	(39,750)	(184,120)
Balance, end of year, restated	1,902,449	691,491
CONSOLIDATED DEFICIT		
Balance, beginning of year	(33,474,297)	(33,206,043)
Net profit (loss)	662,077	(236,869)
Share issue expenses	(124,285)	(31,385)
Balance, end of year	(32,936,505)	(33,474,297)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

GLOBEX MINING ENTERPRISES INC.

Years ended December 31

	In Dollars	
	2006	**2005**
OPERATING ACTIVITIES		
Net Profit (Loss)	662,077	(236,869)
Non cash items		
. amortization	29,734	13,192
. Reclamation bond	(2,754)	2,720
. gain on the sale of marketable securities	(168,668)	(64,313)
. stock-based compensation	1,250,708	373,311
. write down of mineral properties and deferred exploration expense	16,175	80,352
. write down marketable securities	-	158,353
. tax benefits renounced - flow-through shares	(528,798)	(94,208)
	1,258,474	232,538
Change in non-cash working capital *(note 16)*	(450,492)	(33,172)
Cash from operating activities	807,982	199,366
FINANCING ACTIVITIES		
Issuance of share capital	1,993,695	1,826,615
Share capital issue expenses	(45,480)	(31,385)
Subscriptions receivable	323,200	(323,200)
Cash from financing activities	2,271,415	1,472,030
INVESTING ACTIVITIES		
Acquisition of equipment	(79,956)	(14,464)
Deferred exploration expenses	(809,997)	(346,635)
Mineral properties acquisitions	(65,670)	(48,930)
Quebec refundable tax credit and mining duties refund, option and grant proceeds, reducing mineral properties and deferred exploration expenses	450,808	263,204
Investments *(note 10)*	(132,000)	-
Proceeds on sale of marketable securities	2,198,538	151,245
Acquisition of marketable securities	(3,642,703)	(1,362,578)
Cash restricted for flow-through expenditures	(1,374,571)	300,000
Cash flow used in investing activities	(3,455,551)	(1,058,158)
Net (decrease) increase in cash and cash equivalents	(376,154)	613,238
Cash and cash equivalents, beginning of year	706,367	93,129
Cash and cash equivalents, end of year	330,213	706,367

See accompanying notes

GLOBEX MINING ENTERPRISES INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006 and 2005

1. Nature of Operations and Going Concern

Globex Mining Enterprises Inc. ("Globex") is a Canadian exploration company with a North American portfolio of properties with gold, copper, zinc, silver, platinum, palladium, uranium, magnesium and talc potential. Globex trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the Pink Sheets, USA. The Company seeks to create shareholder value by acquiring mineral properties, enhancing them and either optioning, selling or joint venturing them or developing them to production.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

Globex's current net assets combined with projected option and royalty revenues cause management to believe that the Company can operate as a going concern for the foreseeable future.

2. Significant Accounting Policies

a) Principles of Consolidation
The consolidated financial statements of Globex are prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and Globex Nevada Inc., its wholly owned subsidiary. In addition, the Company has a joint venture that is consolidated using proportionate consolidation. All significant intercompany transactions and balances have been eliminated on consolidation.

b) Translation of Foreign Currencies
Foreign currency denominated monetary assets and liabilities of Canadian operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and at exchange rates prevailing at the transaction date for non-monetary items. Integrated foreign subsidiaries are accounted for under the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at average rates for the year. Exchange gains or losses arising from the translation are included in operations.

c) Equipment
Equipment is recorded at cost. Amortization charges are recorded at rates set to charge operations with the cost of depreciable assets over the estimated useful lives as follows: Machinery, office equipment, computer equipment and website, using the diminishing balance method at rates varying from 20 to 45 percent. Software is amortized at 100%. One half of those rates are applied in the year of acquisition.

d) Mineral Properties and Deferred Exploration Expenses
The Company capitalizes the acquisition costs of mineral properties and all direct costs relating to exploration on its mineral properties. These costs will be amortized over the estimated productive lives of the properties upon commencement of production using the unit-of-production method. Options or sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property and reducing costs to zero prior to recognizing any gains. Costs related to abandoned projects are written off. Where no significant spending has been undertaken in the past three (3) years, all capitalized costs are written off.

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies (cont'd)

e) Impairment of Long-Lived Assets

Effective January 1, 2004, the Company adopted the recommendations of the *Canadian Institute of Chartered Accountants ("CICA") handbook*, Section 3063, "Impairment of Long-Lived Assets", which addresses the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 requires that an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. Equipment is assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows and residual values or by estimating replacement values. When the carrying amount of a property or equipment exceeds the estimated net recoverable amount, the asset is written down to fair value with a charge to income in the period that such determination is made. There was no impact on the Company's consolidated financial statement.

f) Cash and cash equivalents

Cash and cash equivalents include cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months.

g) Short-term Investments

Short-term investments consist of investments in money market instruments with an original term of more than three months, but no longer than one year, that are carried at the lower of cost and fair market value.

h) Flow-Through Shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. Under the liability method of accounting for income taxes, the future income taxes related to the temporary difference arising at the later of renunciation and when the qualifying expenditures are incurred, are recorded at that time together with a corresponding reduction to the carrying value of the shares issued.

i) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management believes the estimates are reasonable.

j) Realization of Assets

Realization of the Company's assets is subject to various risks including permitting, reserves estimation, metal prices and environmental factors.

k) Asset Retirement Obligations

Effective January 1, 2004 the Company adopted the new recommendations for accounting and reporting for obligations associated with retirement of tangible long-lived assets and the associated asset retirement costs as required by the *CICA Handbook*, Section 3110 "Asset Retirement Obligations". This section requires that the fair value of a liability or an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The estimate excludes the residual value of the related assets. The associated retirement costs are capitalized as part of the carrying amount of the long lived assets and amortized over the life of the asset. The amount of liability is subject to re-measurement at each reporting period. This differs from prior practice which involved accruing for the estimated retirement obligation through annual changes to earnings over the estimated life of the property. The effect of the adoption of this accounting policy on the opening deficit is Nil. At the present time, the Company has concluded that there are no asset retirement obligations associated with any of the properties.

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies (cont'd)

l) Revenue Recognition

Partial sales of mineral properties are accounted for by applying the proceeds from such sales/options to the carrying costs of the property and reducing these costs to NIL prior to recognizing any gains. Gains or losses on marketable securities are recorded when sold. Interest income is recorded on the accrual basis. Shares received under option agreements are valued at the closing price on the contract date and may be discounted to reflect managements' view of the fair value of the shares received. The discount rate approved by management for the years 2004 - 2006 inclusive was 25%.

m) Income Taxes

The Company uses the asset and liability method in accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributed to differences between the financial statement carrying values of assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period of the rate change. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

3. Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, marketable securities, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature.

4. Credit Risk

The Company does not believe it is subject to any significant concentration of credit risk. Cash and short-term investments are in place with major financial institutions and corporations.

5. Comparative Consolidated Financial Statements

Certain comparative figures have been reclassified to conform to the presentation adopted in 2006.

6. Changes in Accounting Policy - Stock-based Compensation

On January 1, 2004, the Company adopted, retroactively, without restatement of prior periods, the amended recommendations of the *CICA Handbook*, Section 3870, "Stock-based Compensation and Other Stock-based Payments". These standards define a fair value-based method of accounting and establish that compensation costs be measured at the grant date based on the fair value of the options and recognized over the related service period. These amendments require that the fair value-based method be applied to options granted to employees, which previously had not been accounted for at fair value. Before 2004, the Company did not adopt the fair value method of accounting for its options granted to employees and provided in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. The company uses the fair value method to measure stock based compensation. Compensation expense is recognized in the statement of operations as the options vest with an offsetting credit to contributed surplus. When holders exercise their options, the cash received and any related contributed surplus are credited to share capital.

7. Cash Restricted For Flow-Through Expenditures

In 2006, 464,000 common shares were issued for $1,704,700 under private placement, flow-through financings. The financings included a finders' fee composed of: (i) 22,410 common shares of the Company and (ii) 11,400 purchase warrants exercisable until May 28, 2007 to acquire one common share of the Company for $3.55 and (iii) $21,250. Related parties did not participate in of these transactions.

Flow-through common shares require the Company to expend an amount equivalent to the proceeds of the issue on prescribed resource expenditures. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. As at December 31, 2006, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $1,374,571 (2005 - $303,700).

Notes to the Consolidated Financial Statements

8. Reclamation Bonds

Reclamation and environmental bonds were posted by the Company to secure clean-up expenses in the event of mine closure or property abandonment. An environmental bond, posted with the Nova Scotia Department of Natural Resources, for the Mooseland property, was valued at $52,554 on December 31, 2006 (2005 - $50,485) and earned 4.32% per annum. The original cost of this bond was reimbursed to the Company as part of the now defunct Azure option agreement. In addition, Pencari Mining Corporation, formerly Azure Resources Corp., holds a $63,656 bond committed to Mooseland property reclamation.

Reclamation bonds, posted at the request of Department of Natural Resources, Washington State, concern the Vulcan Mountain property located in Washington State, USA. The value of the bonds at December 31, 2006 was $120,136 (2005 - $119,937) with an average interest rate of 2.40%.

9. Equipment

	2006			2005
	Cost	Accumulated Amortization	Net Carrying Amount	Net Carrying Amount
Mining Equipment	$ 30,537	$ 17,065	$ 13,472	$ -
Office Equipment	45,364	28,046	17,318	14,935
Vehicle	35,443	15,182	20,261	455
Computers and website	50,071	30,731	19,340	13,247
Software	45,523	34,683	10,840	2,372
	$ 206,938	$ 125,707	$ 81,231	$ 31,009

10. Investments

Globex acquired 600,000 Strategic Resource Acquisition Corporation ("SRA") common shares and 60,000 SRA warrants, convertible at no additional cost to common shares of SRA, for $132,000. SRA is in the process of acquiring significant zinc assets in Tennessee, USA with the initial public offering expected to close in early 2007. As a finder's fee, Globex retains a 1.4% Gross Overriding Royalty on all zinc production at an LME zinc price of, at or over US$1.10 or 1% on all zinc production between US$0.90 and US$1.09.

11. Share Capital, Warrants and Options

Share Capital

Authorized: Unlimited common shares. No par value.
Shares issued and fully paid:

	2006		2005	
Balance, beginning of year, restated	15,287,640	$ 36,466,678	13,913,538	$ 34,397,989
Stock options exercised (i)	487,500	298,375	575,000	840,370
Private placements - flow-through shares	464,000	1,704,700	100,000	303,700
Share commissions - private placements	30,410	103,101	-	-
Wood property acquisition	180,000	914,400	120,000	94,800
Raven River property acquisition	-	-	15,000	9,900
Purchase warrants exercised	10,000	30,370	564,102	866,665
Share purchase warrants 2004	-	-	-	53,667
Share purchase warrants 2005	-	6,205	-	(6,205)
Share purchase warrants 2006	-	(11,461)	-	-
Tax benefits renounced - flow-through	-	(528,798)	-	(94,208)
Balance, end of year, restated	16,459,550	$ 38,983,570	15,287,640	$ 36,466,678

411,100 (2005 - 411,100) common shares are held in escrow. 375,000 were issued as partial consideration for the Lyndhurst property and cannot be released without consent of the regulatory authorities. The balance of 36,100 common shares were issued as consideration for a property, which has since been abandoned, thus the shares will never be released from escrow. (i) *Stock options exercised* is composed of cash proceeds plus the fair value of the options as determined at the time of granting. When a holder exercises his stock options, the fair value is removed from contributed surplus and added to share capital. In the current year, the adjustments for options exercised in 2006 and 2005 were $39,750 and $184,120 respectively. The presentation of prior year's shareholder's equity has been adjusted accordingly.

Notes to the Consolidated Financial Statements

14. Commitments

Commitments consist of: i) the final Wood Gold Mine purchase payment of $60,000 and 210,000 common shares of the Company and ii) $86,740 for a contracted airborne geophysical survey, to be completed in 2007.

15. Related Party Transactions

In 2006, the Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of Related Party Transactions including all remuneration paid out for services provided follows:

	2006	2005
Compensation - Jack Stoch, President and CEO	$ 90,000	$ 85,000
Compensation - Dianne Stoch, Secretary-Treasurer and CFO	72,000	66,000
Rent - office, core shack and core storage and equipment	25,925	16,900
Cadillac - Wood Gold Mine property option (35%)	334,040	43,680
	$ 521,965	$ 211,580

$14,000 and 63,000 Globex shares, valued at $320,040, were paid as partial consideration for acquisition of the Wood gold property in Cadillac township. Shares were valued at the TSX close price on the day immediately preceding the contractual payment date. At December 31, 2006, accounts payable was Nil (2005 -$10,225). Accounts receivable was $24 (2005 - Nil). These transactions are in the normal course of operations and are measured at the exchange value, that is, the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value and do not include any mark-up. Rental fees are at or below the cost of equivalent premises or equipment.

16. Changes in Non-cash Working Capital Items

	2006	2005
Accounts receivable	$ (344,810)	$ 79,840
Quebec refundable tax credit and mining duties refund	(145,439)	(91,952)
Prepaid expenses	(41,180)	(1,020)
Accounts payable and accrued liabilities	80,937	(20,040)
	$ (450,492)	$ (33,172)

17. Income Taxes

Future income taxes reflect the net tax effects on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes.

There is 1 future income tax liability and 3 future income tax assets as follows:

	2006	2005
Future income tax liability		
Renounced mineral expenditures on flow-through shares	$ (528,798)	$ (94,208)
Future income tax assets		
Marketable securities	36,530	49,121
Non-capital losses carried forward	349,113	770,034
Canadian development and exploration expenditures	233,005	146,426
Total future tax assets	618,648	965,581
Valuation allowance for future tax assets	(89,850)	(871,373)
Future income tax assets	528,798	94,208
Net future income tax liability and assets	$ -	$ -

8. **Reclamation Bonds**

Reclamation and environmental bonds were posted by the Company to secure clean-up expenses in the event of mine closure or property abandonment. An environmental bond, posted with the Nova Scotia Department of Natural Resources, for the Mooseland property, was valued at $52,554 on December 31, 2006 (2005 - $50,485) and earned 4.32% per annum. The original cost of this bond was reimbursed to the Company as part of the now defunct Azure option agreement. In addition, Pencari Mining Corporation, formerly Azure Resources Corp., holds a $63,656 bond committed to Mooseland property reclamation.

Reclamation bonds, posted at the request of Department of Natural Resources, Washington State, concern the Vulcan Mountain property located in Washington State, USA. The value of the bonds at December 31, 2006 was $120,136 (2005 - $119,937) with an average interest rate of 2.40%.

9. **Equipment**

	2006			2005
	Cost	Accumulated Amortization	Net Carrying Amount	Net Carrying Amount
Mining Equipment	$ 30,537	$ 17,065	$ 13,472	$ -
Office Equipment	45,364	28,046	17,318	14,935
Vehicle	35,443	15,182	20,261	455
Computers and website	50,071	30,731	19,340	13,247
Software	45,523	34,683	10,840	2,372
	$ 206,938	$ 125,707	$ 81,231	$ 31,009

10. **Investments**

Globex acquired 600,000 Strategic Resource Acquisition Corporation ("SRA") common shares and 60,000 SRA warrants, convertible at no additional cost to common shares of SRA, for $132,000. SRA is in the process of acquiring significant zinc assets in Tennessee, USA with the initial public offering expected to close in early 2007. As a finder's fee, Globex retains a 1.4% Gross Overriding Royalty on all zinc production at an LME zinc price of, at or over US$1.10 or 1% on all zinc production between US$0.90 and US$1.09.

11. **Share Capital, Warrants and Options**

Share Capital

Authorized: Unlimited common shares. No par value.
Shares issued and fully paid:

	2006		2005	
Balance, beginning of year, restated	15,287,640	$ 36,466,678	13,913,538	$ 34,397,989
Stock options exercised (i)	487,500	298,375	575,000	840,370
Private placements - flow-through shares	464,000	1,704,700	100,000	303,700
Share commissions - private placements	30,410	103,101	-	-
Wood property acquisition	180,000	914,400	120,000	94,800
Raven River property acquisition	-	-	15,000	9,900
Purchase warrants exercised	10,000	30,370	564,102	866,665
Share purchase warrants 2004	-	-	-	53,667
Share purchase warrants 2005	-	6,205	-	(6,205)
Share purchase warrants 2006	-	(11,461)	-	-
Tax benefits renounced - flow-through	-	(528,798)	-	(94,208)
Balance, end of year, restated	16,459,550	$ 38,983,570	15,287,640	$ 36,466,678

411,100 (2005 - 411,100) common shares are held in escrow. 375,000 were issued as partial consideration for the Lyndhurst property and cannot be released without consent of the regulatory authorities. The balance of 36,100 common shares were issued as consideration for a property, which has since been abandoned, thus the shares will never be released from escrow. (i) *Stock options exercised* is composed of cash proceeds plus the fair value of the options as determined at the time of granting. When a holder exercises his stock options, the fair value is removed from contributed surplus and added to share capital. In the current year, the adjustments for options exercised in 2006 and 2005 were $39,750 and $184,120 respectively. The presentation of prior year's shareholder's equity has been adjusted accordingly.

Notes to the Consolidated Financial Statements

14. Commitments

Commitments consist of: i) the final Wood Gold Mine purchase payment of $60,000 and 210,000 common shares of the Company and ii) $86,740 for a contracted airborne geophysical survey, to be completed in 2007.

15. Related Party Transactions

In 2006, the Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of Related Party Transactions including all remuneration paid out for services provided follows:

	2006	2005
Compensation - Jack Stoch, President and CEO	$ 90,000	$ 85,000
Compensation - Dianne Stoch, Secretary-Treasurer and CFO	72,000	66,000
Rent - office, core shack and core storage and equipment	25,925	16,900
Cadillac - Wood Gold Mine property option (35%)	334,040	43,680
	$ 521,965	$ 211,580

$14,000 and 63,000 Globex shares, valued at $320,040, were paid as partial consideration for acquisition of the Wood gold property in Cadillac township. Shares were valued at the TSX close price on the day immediately preceding the contractual payment date. At December 31, 2006, accounts payable was Nil (2005 -$10,225). Accounts receivable was $24 (2005 - Nil). These transactions are in the normal course of operations and are measured at the exchange value, that is, the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value and do not include any mark-up. Rental fees are at or below the cost of equivalent premises or equipment.

16. Changes in Non-cash Working Capital Items

	2006	2005
Accounts receivable	$ (344,810)	$ 79,840
Quebec refundable tax credit and mining duties refund	(145,439)	(91,952)
Prepaid expenses	(41,180)	(1,020)
Accounts payable and accrued liabilities	80,937	(20,040)
	$ (450,492)	$ (33,172)

17. Income Taxes

Future income taxes reflect the net tax effects on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes.

There is 1 future income tax liability and 3 future income tax assets as follows:

	2006	2005
Future income tax liability		
Renounced mineral expenditures on flow-through shares	$ (528,798)	$ (94,208)
Future income tax assets		
Marketable securities	36,530	49,121
Non-capital losses carried forward	349,113	770,034
Canadian development and exploration expenditures	233,005	146,426
Total future tax assets	618,648	965,581
Valuation allowance for future tax assets	(89,850)	(871,373)
Future income tax assets	528,798	94,208
Net future income tax liability and assets	$ -	$ -

Notes to the Consolidated Financial Statements

17. Income Taxes (con't)

The Company provided a valuation allowance equal to the future tax assets (except for the amount of the non-capital losses equal to offset the future income tax liability in accordance with CICA Handbook EIC-146) because it is not presently more likely than not that they will be realized. The Company's actual income tax (recovery) expense for each of the years ended is made up as follows:

	2006	2005
Profit (loss) before income taxes	$ 133,279	$ (331,077)
Income tax (recovery) at the combined federal and provincial rates of 31.02%	41,343	(102,700)
Non-deductible write down of mining interests	12,767	33,868
Non-deductible write down of marketable securities	-	49,121
Non-taxable portion of capital gain	(26,392)	(6,751)
Stock option compensation	387,970	103,948
Renounced mineral expenditures on flow-through shares	(528,798)	(94,208)
Other	5,233	(3,178)
Utilization of non-capital losses	(420,921)	(74,308)
Actual income tax (recovery) expense	$ (528,798)	$ (94,208)

The Company has non-capital loss carry forwards of approximately $1,111,300. The Company also has approximately $2,906,400 in various mining Canadian Exploration and Development Expenditures to reduce future years' income for income tax purposes. Only the benefit up to the amount of the renunciated mineral expenditures on flow-through shares has been recorded in these financial statements.

The non-capital losses will expire as follows:

2009	$ 103,900
2010	184,200
2011	237,700
2014 and thereafter	585,500
	$ 1,111,300

18. Schedule of Mineral Properties and Deferred Exploration Expenses

Mineral properties and deferred exploration expenses are carried at cost, less gross revenue from options. The term option as related to property agreements is defined as follows: in exchange for annual cash and/or share payments and an annual monetary work commitment, the Company grants the optionee the right to acquire an interest in a property. An agreement typically has a multiple year term with escalating annual payments and exploration work commitments. All conditions of the agreement must be met before any interest in the property accrues to the optionee. Generally, the option contract automatically terminates if any single payment or annual work commitment is not met. Assuming all conditions of the option agreement are satisfied, Globex would retain a Net Smelter Royalty (NSR), Net Metal Royalty (NMR), Net Diamond Royalty (NDR), Gross Metal Royalty (GMR), Gross Overriding Royalty (GOR) or other carried interest in the property. Outright property sales also include some form of royalty interest payable when projects achieve commercial production.

i) Interest in mining properties

Globex holds 100% of all properties that appear in the Schedule of Mineral Properties and Deferred Exploration Expenses with these exceptions:

70% - Beauchastel (BM Claims) In 2002, the Company acquired a 70% interest in 28 claims situated in Beauchastel township, from Newmont Canada Limited, in exchange for 24 claims in Harker-Garrison township, Ontario. The BM claims represent approximately 19% of properties in Beauchastel-Rouyn township.

50% - Cadillac (Wood Gold Mine) In 2003, Globex acquired 50% of the property from a group of prospectors in exchange for agreeing to manage the property. In 2004, the Company entered into an option agreement to acquire the remaining 50% of the Wood-Cadillac. Terms of the option agreement are detailed in note 18. ii) which follows.

Notes to the Consolidated Financial Statements

18. Schedule of Mineral Properties and Deferred Exploration Expenses (cont'd)

I) Interest in mining properties (cont'd)

50% - Duparquet & Destor (Duquesne West Deposit) In 1986, Globex acquired a 50% interest in the property from Jacques Viau, for 200,000 Globex shares and a 1% net smelter return. Since 1986, the remaining 50% interest in the property has been owned by Géoconseils Jack Stoch Ltée, a company controlled by Jack Stoch, the President of Globex.

The following listed properties do not appear in the Schedule of Mining Properties and Deferred Exploration Expenses as they have been written off: (i) against option revenue or (ii) as no significant work was performed on the property in the past 3 years. These properties continue to be held by the Company.

Properties Under Option		Properties Owned - Written Off	
Ascot (Suffield)		Beatty (Ramp Vein)	Lamotte
Atwater (Hunters Point)		Bourlamaque (Wrightbar)	Malartic (Blackcliff) - 50% Altai Resources Inc.
Cariboo (Jacobie)	NSR	Clericy (Victoria West)	Malartic (Parbec)
Dasserat (Russian Kid)	NMR	Courville (Courville)	Scott (Lac Buckell)
Duverny (Standard Gold)	NSR	Desmeloizes (Normetal Mines)	Scott (Lac Simon)
Grand Calumet		Dubuisson (Tarmac)	Tiblemont (Fish Lake)
Hebecourt (Fable Bay-Magusi River)		Duverny (Fontana) - 75% + 15% NPI	Tiblemont (Island Project)
Pacaud	NDR	Halifax (Mooseland)	Vulcan, WA USA
Rousseau		La Reine	
Vauquelin (Nordeau)			
Wemindji	NSR		

Royalty Payments Due on Production

- Cariboo (Jacobie) - 2% Net Smelter Return
- Dasserat (Russian Kid) - 5% of all Metals produced from the first 25,000 Au ozs. and 3% of all metals produced thereafter
- Duverny (Standard Gold) - 1% Net Smelter Return
- Getty - 1% Gross Metal Royalty
- Pacaud - 100% all non-diamond + 1% Net Diamond Royalty
- Tennessee zinc (SRA) - GOR on all zinc production - 1.4% at or over LME zinc price of US$1.10
  - 1.0% between LME zinc price US$0.90 and US$1.09
- Wemindji - 1% Net Smelter Return + 1% Net Diamond Royalty

II) Acquisitions

- In January 2003, the Company acquired a 50% interest in the Wood Gold Mine property, Cadillac township, Quebec. 50% interest in the Wood property was transferred to the Company by a prospecting group of which Géoconseils Jack Stoch Ltée ("GJSL") is a member, in exchange for the Company agreeing to manage the property. GJSL, which holds more than 10% of the Company's outstanding common shares, is a private company wholly owned by Jack Stoch, the President and a director of the Company. After the transfer to the Company, GJSL held a 17.5% undivided interest in the Wood Gold property. The option of the remaining 50% of the property was approved by the independent members of the board and a committee of the Toronto Stock Exchange. On May 1, 2004, Globex optioned the remaining 50% of the Wood Gold Mine property in Cadillac township for $150,000 and 660,000 shares, 60,000 of which, and a 2% net smelter royalty, are due upon a production decision. Option payments are due over a 4-year period. The final payment is due on May 1, 2007. Under the terms of the agreement, one half of the royalty may be purchased for $750,000 anytime prior to the production decision. As of December 31, 2006, $1,173,900 has been paid to the prospecting group under the option agreement, $90,000 and 390,000 Globex shares, valued at $1,083,900. Share valuation is based on the TSX close price on the day prior to the contractual payment date.
- In exchange for $50,000 in exploration expenditures, the Company added nine (9) additional claims to Cadillac joint venture property.
- The Company purchased six (6) claims in Rale Twp from Henry Salt for $15,000, subject to a 1.5% NSR, 1% of which may be purchased for $500,000 at anytime.
- Other acquisitions were map-staked.

Notes to the Consolidated Financial Statements

18. Schedule of Mineral Properties and Deferred Exploration Expenses (cont'd)

iii) Sales and options

- The Rocmec Mining Inc. option of the Russian Kid property in Dasserat township continued with option revenue of $500,000 in 2006.
- Silver Capital AG optioned the Suffield Mine property in Ascot Twp, for $96,635 (65,000 Euros) and 400,000 shares, expected in 2007. Production from the property is subject to a 3% NMR.
- The First Metals Inc. option of the Hebecourt township Fabie Bay and Magusi River deposit contributed $587,980 to net option income to date. At production, expected in 1st quarter of 2007, First Metals Inc. must as of the date of commercial production, pay, 10% of First Metals' outstanding shares, pay $250,000 within 30 days of commercial production being reached; and production is subject to a 2% net metal return, as well as a 10% net profits return payable after the recoup of $10.0 million in capital costs by First Metals Inc.
- The Noront Resources Ltd. option of the Atwater township Hunters Point property et al provided net revenue of $175,885. To earn a 75% interest in the Atwater property, Noront must, over a 3.5 year period, pay Globex $200,000, 1.1 million shares and perform $2.5 million in exploration work; the final 25% can be earned by paying the Company $0.5 million and 0.5 million Noront shares. Production is subject to a 2% gross metal royalty which extends for a 25 km area of interest beyond the existing boundaries.
- Hawk Precious Minerals Inc.'s option of the Grand Calumet property contributed $54,301 to net option income; in order to earn the 70% interest in the property, Hawk must pay $205,000, issue 1.7 million Hawk shares and perform $2.5 million in exploration work within a 3½ year period. In addition to the 30% retained interest in the property, the Company will maintain a 3% gross metal royalty, 1% of which can be purchased by Hawk at anytime for $1 million. A five kilometre area of influence around the property has been instituted under which any property claimed by either party will fall under this agreement including the Gross Metal Royalty clause.
- Plato Gold Corp.'s option of the Vauquelin township, Nordeau East and West gold deposits contributed $312,284 to option revenue; to earn 100% interest in the property, Plato must pay an additional $300,000 and spend $6 million in exploration work with a bankable feasibility study due by December 31, 2009. Globex retains a 2% net metal royalty on all mineral production, plus 10% net profit interest after Plato has recouped $5 million in direct capital cost.
- Consolidated Big Valley Resources Inc. optioned the Rousseau Twp property for $65,000, 6% NMR, a $30,000 annual advance cash royalty starting May 24, 2008 and 100,000 shares. This option contributed $30,000 to option income in 2006.
- Acadian Gold Corporation delivered 25,000 shares, valued at $17,750, and agreed to pay a 1% GMR on the Getty zinc property in Halifax township, Nova Scotia, in exchange for Globex's promise to refrain from competing to acquire the Getty zinc property.
- Vedron Gold Inc. did not continue its Beatty Twp, Ramp property option in Ontario.

iv) Metal royalty

- In 2006, the first production from Rocmec Mining Inc. (Russian Kid mine) generated royalty income in the form of gold inventory at the refinery.
- Strategic Resource Acquisition Corporation ("SRA") is in the process of acquiring significant zinc assets in Tennessee, USA. As a consulting fee, Globex negotiated a 1.4% Gross Overriding Royalty on all zinc production from the Tennessee property at an LME zinc price of, at or over US$1.10 or 1% on all zinc production between US$0.90 and US$1.09.

v) Rationalization of mining properties and related expenses

In 2006, the Company wrote off Mining properties and deferred exploration expenses where no significant exploration has been undertaken during the past three (3) years, either by the Company or by one of its optionees. The total amount written off was $16,164 (2005 - $80,352). Write offs have no effect on the ownership of the concerned properties.

vi) Government grants

In 2006, the Company received no government grants. $11,490 related to the Deloro magnesium property in Timmins, Ontario was received in 2005.

Notes to the Consolidated Financial Statements

18. Schedule of Mineral Properties and Deferred Exploration Expenses (cont'd)

In Canadian Dollars

Township	Balance January 1 2005	Additions 2005	Additions 2006	Option payments, grants and write offs 2005	Option payments, grants and write offs 2006	Balance December 31 2006
Atwater Twp, QC						
Mining Property	276	1,564	-	-	(1,840)	-
Exploration	370	5,165	3,865	-	(9,400)	-
Beauchastel & Rouyn Twps, QC						
Mining Property	15,038	-	-	-	-	15,038
Exploration	111,933	4,900	3,990	-	-	120,823
Bouchette Twp, QC						
Mining Property	-	960	(624)	-	-	336
Exploration	-	-	-	-	-	-
Bousquet Twp, QC						
Mining Property	-	-	6,641	-	-	6,641
Exploration	-	-	259	-	-	259
Cadillac Twp, QC						
Mining Property	94,700	134,826	954,400	-	-	1,183,926
Exploration	124,852	212,847	498,537	-	-	836,236
Courville Twp, QC						
Mining Property	627	-	-	(627)	-	-
Exploration	276	-	-	(276)	-	-
Dalet Twp, QC						
Mining Property	-	288	-	-	-	288
Exploration	-	4,709	-	-	-	4,709
Dasserat Twp, QC						
Mining Property	26,650	-	-	(26,650)	-	-
Exploration	806	143	-	(949)	-	-
Dasserat & Montbray Twps, QC						
Mining Property	621	138	-	(391)	(368)	-
Exploration	-	2,240	-	-	(2,240)	-
Deloro Twp, ON						
Mining Property	17,544	-	-	-	-	17,544
Exploration	87,327	108	275	(11,490)	-	76,220
Desmeloizes Twp, QC						
Mining Property	276	-	-	(276)	-	-
Exploration	556	-	-	(556)	-	-
Destor & Poularies Twps, QC						
Mining Property	-	554	-	-	-	554
Exploration	67,871	34,208	12,089	-	(2,992)	111,176
Dufresnoy Twp, QC						
Mining Property	-	24	-	-	(24)	-
Exploration	-	-	13,098	-	-	13,098
Duprat Twp, QC						
Mining Property	874	-	-	-	-	874
Exploration	-	-	-	-	-	-
Duparquet & Destor Twps, QC						
Mining Property	20,000	-	-	-	-	20,000
Exploration	57,147	116	587	-	-	57,850
	627,744	402,790	1,493,117	(41,215)	(16,864)	2,465,572

Notes to the Consolidated Financial Statements

18. Schedule of Mineral Properties and Deferred Exploration Expenses (cont'd)

In Canadian Dollars

Township	Balance January 1 2005	Additions 2005	Additions 2006	Option payments, grants and write offs 2005	Option payments, grants and write offs 2006	Balance December 31 2006
Balance forward	627,744	402,790	1,493,117	(41,215)	(16,864)	2,465,572
Duverny Twp, QC						
Mining Property	1,584	-	-	(1,101)	-	483
Exploration	14,122	324	-	(1,607)	-	12,839
Figuery Twp, QC						
Mining Property	460	24	-	-	(484)	-
Exploration	-	92	-	(92)	-	-
Gayhurst Twp, QC						
Mining Property	437	69	624	-	-	1,130
Exploration	-	-	107,509	-	-	107,509
Grand Calumet Twp, QC						
Mining Property	-	384	-	-	(384)	-
Exploration	-	-	65	-	(65)	-
Guillet Twp, QC						
Mining Property	-	322	192	-	-	514
Exploration	-	-	-	-	-	-
Hearst & McVittie Twps, ON						
Mining Property	3,000	9,900	-	-	-	12,900
Exploration	104,729	6,337	81,871	-	-	192,937
Hebecourt Twp, QC						
Mining Property	736	2,381	-	-	(3,117)	-
Exploration	65,136	50,189	44,223	-	(159,548)	-
Joutel Twp, QC						
Mining Property	1,011	-	-	-	-	1,011
Exploration	499	94	-	-	-	593
La Pause Twp, QC						
Mining Property	-	480	-	-	-	480
Exploration	-	-	-	-	-	-
La Reine Twp, QC						
Mining Property	-	48	-	-	(48)	-
Exploration	-	-	-	-	-	-
Launay Twp, QC						
Mining Property	-	240	-	-	-	240
Exploration	-	-	-	-	-	-
Lavergne Twp, QC						
Mining Property	-	-	144	-	-	144
Exploration	-	-	-	-	-	-
Lesueur Twp, QC						
Mining Property	-	96	-	-	(96)	-
Exploration	-	-	-	-	-	-
Ligneris Twp, QC						
Mining Property	-	-	-	-	-	-
Exploration	-	16,258	1,359	-	-	17,617
Louvicourt Twp, QC						
Mining Property	663	-	-	-	-	663
Exploration	-	-	-	-	-	-
	820,121	490,028	1,729,104	(44,015)	(180,606)	2,814,632

Notes to the Consolidated Financial Statements

18. Schedule of Mineral Properties and Deferred Exploration Expenses (cont'd)

In Canadian Dollars

Township	Balance January 1 2005	Additions 2005	Additions 2006	Option payments, grants and write offs 2005	Option payments, grants and write offs 2006	Balance December 31 2006
Balance forward	820,121	490,028	1,729,104	(44,015)	(180,606)	2,814,632
McKenzie & Roy Twps, QC						
Mining Property	-	-	2,000	-	-	2,000
Exploration	1,500	1,248	800	(2,748)	-	800
Miniac Twp, QC						
Mining Property	368	-	-	-	(368)	-
Exploration	2,505	-	-	-	(2,505)	-
Morin Twp, QC						
Mining Property	46	-	-	-	(46)	-
Exploration	-	-	-	-	-	-
Pacaud Twp, ON						
Mining Property	1,500	-	-	-	-	1,500
Exploration	-	-	-	-	-	-
Poirier & Joutel Twps, QC						
Mining Property	546	-	-	-	-	546
Exploration	23,208	440	384	-	-	24,032
Rale Twp, QC						
Mining Property	-	-	15,240	-	-	15,240
Exploration	-	-	16,612	-	-	16,612
Rouyn Twp, QC						
Mining Property	-	96	(96)	-	-	-
Exploration	-	-	-	-	-	-
Roy Twp, QC						
Mining Property	46	-	-	-	-	46
Exploration	-	-	-	-	-	-
Senneterre Twp, QC						
Mining Property	-	92	-	-	-	92
Exploration	-	-	-	-	-	-
Spradbow Twp, QC						
Mining Property	276	-	-	-	(276)	-
Exploration	-	6,074	-	-	(6,074)	-
Tavernier Twp, QC						
Mining Property	2,263	-	422	-	-	2,685
Exploration	-	114	4,751	(114)	-	4,751
Tiblemont Twp, QC						
Mining Property	-	-	983	-	-	983
Exploration	-	-	-	-	-	-
Tonnancour Twp, QC						
Mining Property	1,656	816	-	-	-	2,472
Exploration	409	2,806	19,093	-	-	22,308
31O03-06 (Uranium project)						
Mining Property	-	576	-	-	-	576
Exploration	-	-	-	-	-	-
Bell Mountain, NV USA						
Mining Property	-	-	-	-	-	-
Exploration	32,133	8,592	4,032	(40,725)	(4,032)	-
	886,577	510,882	1,793,325	(87,602)	(193,907)	2,909,275
Less: Quebec refundable tax credit and mining duty refunds	(153,568)	(223,971)	(255,773)	-	-	(633,312)
	733,009	286,911	1,537,552	(87,602)	(193,907)	2,275,963

CORPORATE INFORMATION

Board of Directors

Jack Stoch
Director
Rouyn-Noranda, Quebec CANADA

Dianne Stoch
Director
Rouyn-Noranda, Quebec CANADA

Independent Directors

Ian Atkinson (1)
Director
Toronto, Ontario CANADA

Chris Bryan (1)
Director
Whitby, Ontario CANADA

Joel D. Schneyer (1)
Director
Parker, Colorado USA

(1) Member of the
Audit Committee
Corporate Governance Committee
Compensation Committee

Stock Exchange Listings

Canada - Trading Symbol: **GMX**
Toronto Stock Exchange

Germany - Trading Symbol: **G1M**
Frankfurt Stock Exchange
Berlin Stock Exchange
Munich Stock Exchange
Stuttgart Stock Exchange
Xetra Stock Exchange

USA - Trading Symbol: **GLBXF**
International Premier OTCQX

SEC - Rule 12g3 - 2(b)
Foreign Private Issued

CUSIP No. 379900 10 3

Officers

Jack Stoch
President & Chief Executive Officer

Dianne Stoch
Secretary-Treasurer & Chief Financial Officer

Auditors

McCarney Greenwood LLP
Chartered Accountants
Toronto, Ontario CANADA

Legal Counsel

Heenan Blaikie LLP
Montreal, Quebec CANADA

Transfer Agent & Registrar

Computershare Trust Company of Canada
1500 University Street, Suite 700
Montreal, Quebec H3A 3S8 CANADA
Telephone: (800) 564-6243
Fax: (800) 453-0330

Head Office

Globex Mining Enterprises Inc.
146 - 14th Street
Rouyn-Noranda, Quebec
J9X 2J3 CANADA
Telephone: (819) 797-5242
Fax: (819) 797-1470
E-mail: info@globexmining.com
Web site: www.globexmining.com

Annual Meeting of Shareholders

May 1, 2007 at 9:30 a.m.
Gouverneur Hotel
Salle Richelieu
41, 6th Street
Rouyn-Noranda, Quebec
J9X 1Y8 CANADA

END